UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CRYPTOLOGIC LIMITED

(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

228906103

(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.

Attention: President and Chief Executive Officer

7600 TransCanada Hwy

Pointe-Claire, Quebec, Canada

H9R 1C8

(514) 744-3122

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by Amaya Gaming Group Inc., a publicly traded company incorporated in the Canadian province of Quebec under the Business Corporations Act (Quebec) (“Amaya”), to acquire the entire issued and to be issued ordinary share capital of CryptoLogic Limited, a publicly traded company incorporated in Guernsey (“CryptoLogic”), to the extent that such ordinary shares are not already owned by Amaya. In the Offer, Amaya is offering $2.535 in cash in exchange for each outstanding CryptoLogic Share. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 14d-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer Document which was previously filed as Exhibit 99.(a)(1) on Schedule TO, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby further amended and supplemented to the extent specifically provided herein. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

1. Sub-paragraph 3(c)(iii) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

This sub-paragraph is deleted and replaced with the following:

“at any time before the expiration of ten calendar days from the date upon which either:

A.	a notice of change relating to a change in the information contained in this Offer Document, as amended from time to time, that would reasonably be expected to affect the decision of a CryptoLogic Shareholder to accept or reject the Offer; or

B.	a notice of variation in the terms of the Offer,

is mailed, delivered or otherwise properly communicated. This ten day period may be abridged pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

The right of withdrawal set forth in this sub-paragraph 3(c)(iii) does not apply if such tendered CryptoLogic Shares have been taken up by Amaya at the date of the notice of change or notice of variation, as applicable.

The ten calendar day withdrawal period and the non-application of withdrawal rights referenced above in sub-paragraph 3(c)(iii) may be overridden, and a withdrawal period may be granted to comply with applicable US securities laws, which period may be ten US Business Days in the event of a change in the consideration offered, percentage of securities sought or changes to a soliciting dealer’s fee. For further information, see paragraph 4(f) of Section B of Part 3 of this Offer Document.”

2. Paragraph 4 of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

Sub-paragraphs (a) through (d) are deleted and replaced with the following:

“(a)   Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised, either in its terms or conditions or in the value or nature of the consideration offered or otherwise and whether or not the basic terms of the Offer (in that original or any previously revised form(s)) are revised (and Amaya reserves the right to make any revision), and any such revised Offer represents on the date on which the revision is announced (on such basis as Canaccord Genuity may consider appropriate) an improvement in the value of the revised Offer compared with the consideration previously offered or in the overall value received and/or retained by a CryptoLogic Shareholder (under or in consequence of the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 4(d) and 5 below, be made available to CryptoLogic Shareholders who have accepted the Offer in its original or previously revised form(s) and not validly withdrawn such acceptances (“Previous Acceptor”). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) will, subject to paragraphs 4(d)

and 5 below and Section C and Section D of this Part 3, be treated as an acceptance of the Offer as so revised and will also constitute an authority to and appointment of any director of Amaya or any of their respective agents as his attorney and/or agent to accept any such revised Offer on behalf of such Previous Acceptor unless such revised Offer includes alternative forms of consideration, in which case such Previous Acceptor will be required to make such elections and/or accept such alternative forms of consideration in such proportions as he thinks fit, and to execute all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections.

(b)   Subject to paragraph 4(d) below, the authorities, powers of attorney and agencies conferred by this paragraph 4 and any acceptance of any revised Offer shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(c)   Amaya reserves the right (subject to paragraph 4(a) above) to treat an executed Form of Acceptance, TTE instruction or Book-Entry Transfer relating to the Offer in its original or any previously revised form(s) which is received (or dated) on or after the announcement or making of the Offer in any revised form as a valid acceptance in respect of the revised Offer and such acceptance will constitute an authority in the terms of paragraph 4(a) and/or 4(b) above (as the case may be) mutatis mutandis on behalf of the relevant CryptoLogic Shareholder.

(d)   The deemed acceptances referred to in this paragraph 4 shall not apply and the authorities and the powers of attorney conferred by this paragraph shall not be exercised by any director of Amaya or any of their respective agents if, as a result thereof, the Previous Acceptor would (on such basis as Canaccord Genuity may consider appropriate) thereby receive and/or retain (as appropriate) less in aggregate consideration under the revised Offer than he would have received and/or retained (as appropriate) in aggregate as a result of acceptance of the Offer in the form in which it was originally accepted by him or on his behalf unless the Previous Acceptor has previously agreed otherwise in writing.”

Sub-paragraph (e) is deleted.

3. Sub-paragraph 5(b) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The fourth and sixth sentences of this sub-paragraph are deleted.

4. Sub-paragraph 6(a) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

This sub-paragraph is deleted and replaced with the following:

“Except with the consent of the Panel, the Offer will lapse unless all conditions relating to the Offer have been fulfilled or if capable of waiver, waived or, where appropriate, have been determined by Amaya to be and remain satisfied, in each case, by midnight London time (7.00 p.m. Toronto time) on Day 60 or by midnight London time (7.00 p.m. Toronto time) on the date which is 21 calendar days after the date on which the Offer becomes unconditional as to acceptances, whichever is the later, or such later date as Amaya, with the consent of the Panel, may decide. In the specific circumstances of the Offer, due to the conflicting regulatory regimes of Canada and the United States, on the one hand, and the United Kingdom on the other, Amaya has undertaken not to declare that the acceptance condition (as defined in Section B of Part 3 of this Offer Document) has been satisfied, until such time that it also declares that all other Conditions have been satisfied or waived, and that the Offer is wholly unconditional (see paragraph 18(b) of Part 2 of this Offer Document). Therefore, in the specific circumstances of the Offer, no conditions will remain to be fulfilled, waived or satisfied after the Offer becomes unconditional as to acceptances.”

Item 12. Exhibits.

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with Amaya’s Schedule TO on February 21, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMAYA GAMING GROUP INC.

/s/ David Baazov
Name:	David Baazov
Title:	President and Chief Executive Officer

Date:	March 14, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with the Amaya’s Schedule TO on February 21, 2012.